

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. David N. Walker
Chief Financial Officer
Maximus, Inc.
11419 Sunset Hills Road
Reston, VA 20190

      Re: Maximus, Inc.
             Form 10-K for the fiscal year ended September 30, 2009
             File No. 1-12997

Dear Mr. Walker:

      We have completed our review of the above referenced filing and have no further comments at this time.

             Sincerely,

             Jennifer Monick
             Senior Staff Accountant